Modular Medical, Inc.

10740 Thornmint Road

San Diego, California 92127

May 19, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, N.E.

Washington, DC 20549

Re:	Modular Medical, Inc.
Registration Statement on Form S-3, File No. 333-287313

REQUEST FOR ACCELERATION OF EFFECTIVENESS

Requested Date:	May 21, 2025
Requested Time:	5:00 pm, Eastern Time

Ladies and Gentlemen:

Modular Medical, Inc. (the “Company”) hereby requests that the effective date of the Company’s Registration Statement on Form S-3 (File No. 333-287313), be accelerated pursuant to Rule 461 under the Securities Act of 1933, as amended, so that it is declared and becomes effective at 5:00 p.m. Eastern Time on May 21, 2025, or as soon thereafter as possible.

Please contact our counsel, Lawrence Metelitsa of Lucosky Brookman LLP at (732) 395-4405 with any questions you may have regarding this request. In addition, the Company requests that you kindly notify Mr. Metelitsa by telephone when this request for acceleration has been granted.

Sincerely yours,

Modular Medical, Inc.

/s/ James Besser
James Besser
Chief Executive Officer